SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2021

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

Item

1.            English translation of a letter dated March 31, 2021 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, March 31, 2021

Comisión Nacional de Valores

Re.: Report of Communication received from the Asociación Argentina de
Televisión por Cable

I am writing to you in my capacity as Attorney in fact of Telecom Argentina S.A.  (“Telecom Argentina” or the “Company”) to inform that today the Company received a notice from the Asociación Argentina de Televisión por Cable (“ATVC”), in which it informs that in the proceedings “Catrie Televisora Color S.R.L. v/National State and other re/Declaratory Action of Unconstitutionality” Case No. 858/2021, filed in the Federal Court of the Province of Córdoba No.1, ATVC requested joint litigation, according to section 90, subsection 2 of the Civil and Commercial Proceedings Code, pursuing collective legitimacy, on behalf of the companies and other associations that take part in the TV/ subscription-based broadcasting and TIC industry in Argentina and that the preliminary injunction granted in said File should be extended.

As of today ATVC was notified of said resolution of the Federal Court of the Province of Córdoba N° 1 dated March 30, 2021, which in Case No. 858/2021, decided to: 1) Accept ATVC´s request for joint litigation; 2) Transform the case in a collective case; 3) Determine that the affected class consists of the TV/ subscription-based broadcasting and TIC industry members who are associates of ATVC; and 4) Order the National State to suspend the application and execution of the Necessity and Urgency Decree N° 690/20 and of all measures adopted by said Decree. In addition, the court ordered the National Executive Branch and the ENACOM (Argentine Communications Regulatory Authority) to abstain from issuing or pursuing any act based on said Decree and measures until a final judgment is rendered with respect to all of the companies included in the class certified in this proceeding.

The Company with the assistance of its legal counsel, is considering the effects of this judicial measure, as Telecom Argentina is an associate of ATVC.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	April 1, 2021	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations